U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS



                           ALLIANCE TECHNOLOGIES, INC.
                 (Name of small business issuer in its charter)


                  Nevada                           06-1469654
    (State or other jurisdiction of    (IRS Employer Identification No.)
     incorporation or organization)

 130 Highway 33 West, Manalapan, New Jersey            07726
 (Address of principal  executive offices)         ( Zip Code)

                    Issuer's telephone number (732) 617-1350


                    Securities to be registered under Section
                               12(b) of the Act:

               Title of each class Name of each exchange on which to be so registered each class is to be registered

                                     N/A N/A

                    Securities to be registered under Section
                               12(g) of the Act:


                     Common Stock, par value $.001 per share
                                (Title of class)

                             Registration Statement

                           ALLIANCE TECHNOLOGIES, INC.

                          Common Stock, Par Value $.001

     This Registration Statement is being furnished to shareholders of Alliance Technologies, Inc., a Nevada corporation ("Alliance" or the "Company"), in connection with the filing of this Form 10-SB.

     There is currently a limited public market for the Common Stock Alliance, and there can be no assurance that an increase in the public market will develop or be maintained after the filing date. The shares of Alliance Common Stock are traded on the Electronic Bulletin Board under the symbol "ALTL".

  THIS REGISTRATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY SUCH OFFERING MAY ONLY BE MADE BY MEANS OF A SEPARATE PROSPECTUS PURSUANT TO AN EFFECTIVE REGISTRTION STATEMENT AND OTHERWISE IN COMPLIANCE WITH APPLICABLE LAW.

     The date of this Registration Statement is November 6, 1998.

     Alliance  has  filed  with the  Securities  and  Exchange  Commission  (the
"Commission") a Registration Statement on Form 10SB (the "Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Alliance Common Stock described herein. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information, reference is made hereby to the Registration Statement, exhibits and schedules. Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement. Each such statement is qualified in its entirety by such reference. Copies of these documents may be inspected without charge at the principal office of the Commission at 450 5th Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048, at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and at 5670 Wilshire Boulevard, Suite 1100, Los Angeles, California 90036, and copies of all or any part thereof may be obtained from the Commission upon payment of the charges prescribed by the Commission. Copies of such material may also be obtained from the Commission's Web Site (http://www.sec.gov).

     Following the registration, Alliance will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. Alliance will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its stockholders in connection with its annual meetings of stockholders. Alliance will also file with Nasdaq copies of such reports, proxy statements and other information which then can be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006

     No person is authorized by Alliance to give any information or to make any representations other than those contained in this Registration Statement, and, if given or made, such information or representations must not be relied upon as having been authorized.

                                  INTRODUCTION


     Alliance sells high-end home theater systems through both the internet and through its retail establishment.

     The Company's two wholly-owned subsidiaries, American Buyers Club International, Inc ("ABC") and Alpha Sound and Vision, Inc., ("Alpha") operate in a 1,600 square foot retail store located in Manalapan, New Jersey. From this facility ABC and Alpha sell and ship products through the country. ABC sells these products through the internet and print media advertising, while Alpha sells the products only through the Company's retail store.

                                  RISK FACTORS

     Shareowners should carefully consider and evaluate all of the information set forth in this Information Statement, including the risk factors listed below. Alliance also cautions readers that, in addition to the historical information included herein, this Information Statement includes certain forward-looking statements and information that are based on management's beliefs as well as on assumptions made by and information currently available to management. When used in this Information Statement, the words "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate", and similar expressions are intended to identify such forward-looking statements. Such statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, including but not limited to the following factors, which could cause Alliance future results and stockholder values to differ materially from those expressed in any forward-looking statements made by or on behalf of Alliance. Many of such factors are beyond Alliance's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements Alliance disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward Looking Statements".

     Shareholders  should  carefully  consider  the  following   information  in
addition to the other information contained in this Statement in evaluating the Common Stock.

     Competition and Changes in Industry conditions. The home theater equipment industry is intensely competitive with respect to price, service, location and quality, and there are many well-established competitors with substantially greater financial and other resources than the Company. Some of the Company's competitors have been in existence for a substantially longer period than Alliance and may be better established in the markets where the Company's facilities are or may be located. In addition, factors such as economic conditions, inflation, increased prices, labor and benefits costs and availability of experienced management and hourly employees may adversely affect the industry in general and the Company's business in particular. See "Business
- Competition".

     Dependence on Senior Management. The Company's business will to be highly dependent upon the continued availability of Messrs. Steven Wise and David Bannon. Although the Company does not believe that the loss of the services of any one of these persons would have a material adverse effect upon its business, the loss of the services of both of them could have a materially adverse effect upon the Company's business and development.

     Continued Control by Management and Principal Shareholders. The directors and officers of the Company will beneficially own approximately 51% of the outstanding shares of common stock. Accordingly, these persons will likely retain effective control over the Board of Directors and policies of the Company for an indefinite period of time.

     Lack of Dividends. The Company has not paid any dividends on its Common Stock and does not intend to do so in the foreseeable future. See "Dividend Policy".

     Low-Priced Stocks. The Commission adopted rules ("penny stock rules") that regulate broker-dealer practices in connection with transactions in "penny stocks". The Common Stock of the Company presently falls within the Commission's definition of a penny stock. Penny Stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. At any time when the Company's common stock is subject to the penny stock rules, shareholders may find it more difficult to sell their shares.

     Absence of Public Market and Possible Volatility of Stock Prices. The Common Stock of the Company commenced public trading under the symbol ALTL on January 14, 1997 Since such date there has been a limited and sporadic public trading market for the Common Stock and there can be no assurance that an active trading market will develop or that, if developed, it will be sustained. The market price for the Common Stock may be volatile and may be significantly affected by such factors as the Company's operating results and other factors, over which the Company will have no control.

     Future Capital Requirements. The Company expects to require additional capital and at the present time has no definitive plans but is exploring various opportunities. There can be no assurance of the ability of the Company to raise such capital. The Company has no agreements or commitments with any person or entity to raise such capital. The Company has a negative working capital of approximately $350,000 at September 30, 1998 which raises substantial doubt about the Company's ability to continue as a going concern. The Company believes that upon obtaining proceeds from additional financing the substantial doubt about the Company's ability to continue as a going concern will be reduced.

     Listing and Trading of Alliance Common Stock. There is currently a limited public market for Alliance Common Stock. Alliance Common Stock is listed on the Electronic Bulletin Board under the symbol "ALTL". There can be no assurance as to whether a substantial trading market will develop or, if it does, whether a trading market can be maintained or sustained or at what prices the Alliance Common Stock will trade. Furthermore, even if a more active trading market were to develop, the prices for the Common Stock may fluctuate significantly.

     The prices at which Alliance Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, Alliance's performance and prospects, the depth and liquidity of the market for Alliance Common Stock, investor perception of Alliance, the industry in which it operates, Alliance's dividend policy, general financial and other market conditions. In addition, financial markets, including the Electronic Bulletin Board, have experienced extreme price and volume fluctuations that have affected the market price of many industry stocks and that, at times, could be viewed as unrelated or disproportionate to the operating performance of such companies. Such fluctuations have also affected the share prices of many newly public issuers. Such volatility and other factors may materially adversely affect the market price of Alliance Common Stock.

     Alliance has approximately 40 stockholders of record, based on the number of record holders of the Common Stock on the Filing Date. The Transfer Agent and Registrar for the Common Stock is Signature Stock Transfer, Dallas, Texas.

                                 DIVIDEND POLICY

     Alliance does not anticipate the payment of any cash dividends on Alliance Common Stock in the foreseeable future. Payment of dividends on Alliance Common Stock will also be subject to such limitations as may be imposed by Alliance's credit facilities from time to time. The declaration of dividends will be subject to the discretion of the Board of Directors of Alliance.

                             DESCRIPTION OF BUSINESS

     Alliance Technologies, Inc. ("Alliance" or the "Company") was incorporated on June 8, 1988 as a corporate shell developed to generate capital resources which were to be used to acquire or participate in a business or business entity. The Company began as a Development Stage Company, and on April 17, 1997 acquired 100% of the outstanding shares of American Buyers Club International, Inc., ("ABC") in a business combination accounted for as a pooling of interests. ABC became a wholly owned subsidiary of the Company through the exchange of 732,000 shares of the Company's common stock for all of the outstanding shares of ABC.

     ABC sells its products via the internet and through print media advertising, and in addition through its subsidiary, Alpha Sound and Vision, Inc., ("Alpha") which operates a retail store in Manalapan, New Jersey. References herein the "Alliance" or "the Company" unless otherwise indicated include Alliance, ABC, and Alpha.

     Products. Although ABC and Alpha sell through different media, the majority of the products which they sell are identical. The Company sells products such as amplifiers, receivers, televisions, speakers, CD players, DVD players, satellite systems, home automation, and cassette players.

     The Company offers a broad range of name brands for each of the products listed above, at several different price points, with a greater product depth at higher price levels than most of the Company's competitors. The products are manufactured by companies such as: JVC, Panasonic, Sony, Yamaha, Denon, Krix, Klipsch, Hitachi, Aiwa, Apature, Rotel, NHT, Wharfedale, Thornberg, and Kenwood.

     ABC Business - ABC derives revenues from two principal activities: the sale of home theater systems, individual components, speakers and cables to customers on a call in basis and via the internet.

     ABC generates approximately 35% of its revenues via leads developed through the internet, and the balance through print advertising. All orders are paid for by check or credit card at the time of shipment.

     Alpha Business - Alpha sells the same products as ABC through its retail store in Manalapan, New Jersey.

     Alpha and ABC's sales force includes employees who are paid a base salary plus a commission on gross sales.

     New Products and Expansion. The Company is continuously evaluating new products to expand its product line. Alliance is currently reviewing plasma televisions, high definition televisions, and enhanced digital audio and video products as potential sales items.

     Product Line Exclusivity License & Trademark Agreements. The Company does not have exclusive licenses or trademark agreements with any of its suppliers.

     Government   Regulations.   The  costs  and  effects  of  compliance   with
governmental regulations are not material to the Company's operation.

     Research & Development. The Company depends on the manufacturers of the products it sells for the research and development of new products or enhanced products.

     Cost and Effects of Compliance with Environmental Laws. The costs and effects of compliance with environmental laws are not material to the Company's operation.

     Current Employees. The Company currently employs 10 persons, of whom 7 are full time. None of the Company's employees are members of unions.

     Growth Strategy. Management believes that the future growth of the Company will be the result of three efforts; (1) increased sales through existing channels, (2) increased advertising in the existing markets and developing new markets, and, (3) controlling and containing operating and administrative costs.

          (1) Increased sales through existing channels. - Management is presently concentrating on improving sales lead follow-ups and customer service in an attempt to increase sales.

          The Company's product line is continuously being updated to provide the most complete line of products available.

         (2) Increased advertising in the Company's existing markets and developing new markets. - The Company plans to expand its advertising base by adding new publications, as well as increasing the size of currents ads. The Company also has plans to dramatically increase its presence on the internet, through enhanced web page designs, better placement in search engines, and advertising in several browsers.

         (3) Controlling costs. - At the end of the third quarter of 1998 the Directors of the Company, recognizing certain inefficiencies in its operation, undertook a management reorganization, cost reduction and profit improvement program. Substantial cuts in administrative and middle management personnel, changes in delivery methods, procedures, and a substantial reduction in overhead costs have been made. Controls have been implemented to assure that cost containment is maintained.

     The current trend in the Company indicates an increase in revenue coupled with a reduction in costs. Management believes that the results of future operations will show a substantial improvement in results over the historical financial data contained herein.

     DESCRIPTION OF PROPERTY. Alliance leases 1,600 square feet of office, warehouse and retail space in Manalapan, New Jersey. The terms are on a month to month basis requiring monthly payments of $1,600.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Audited Consolidated Financial Statements and related notes which are contained elsewhere in this Registration Statement.

    Results of operations for Alliance Technologies and subsidiary are being presented on a consolidated basis. Results of operations for the year ended December 31, 1996 are being presented on a pro-forma basis as if ABC had been owned by the Company for the entire year.

Year Ended December 31, 1997 Compared to Pro-forma Year Ended December 31, 1996

     Net sales for the year ended December 31,1997 increased 76.2% to $2,148,308 from $1,219,272 for the year ended December 31, 1996. The increase was the result of significant sales staff and infrastructure changes since the acquisition of ABC.

     Gross profit for the year ended December 31, 1997 increased 78.6% to $492,699 from $275,860 for the year ended December 31, 1996. As a percentage of net sales, gross profit increased to 22.9% in the 1997 period compared to 22.6% in the 1996 period. The increase was primarily the result of a change in product sales mix between 1997 and 1996.

     Selling, general and administrative expenses for year ended December 31, 1997 increased 39.6% to $591,823 from $423,856 for the year ended December 31, 1996. The increase in selling, general and administrative expenses consisted primarily of added administrative staff, computerization of accounting functions, and installation of internal control systems which are in the process of being put in place to enable the Company to grow.

     Net income for the year ended December 31, 1997 increased to a loss of ($99,724) compared to a loss of ($147,996) for the year ended December 31, 1996. This increase was due primarily to the substantial increase in sales.

Nine Months Ended September 30, 1998 Compared to the nine months Ended September 30, 1997

     Net sales for the nine months ended September 30, 1998 increased 28.4% to $1,847,142 from $1,438,640 for the nine months ended September 30, 1997. This increase was due primarily to a continuing effort to build revenues through increased marketing efforts and a larger presence on the internet.

     Gross profit for the nine ended September 30, 1998 increased 14.6% to $377,476 from $329,448 for the prior years same period. As a percentage of net sales, gross profit for the nine months ended September 30, 1998 decreased to 20.4% compared to 22.9% in 1997, due to adjustments made to prior periods.

     Selling, general and administrative expenses for the nine months ended September 30, 1998 increased 2.5% to $454,150 from $443,260 for the nine months ended September 30, 1997. This increase is the result of increased overhead and advertising in an attempt to generate and support additional revenues.

     Net loss for the nine months ended September 30, 1998 decreased $37,138 to ($76,674) from ($113,812). This decrease was primarily due to increased revenues.

Liquidity and Capital Resources

     At September 30, 1998 and December 31, 1997 the Company had a negative working capital of ($349,957) and ($298,283), respectively.

     The Company has historically financed its business through cash flow from operations and borrowings from executives, which may be utilized from time to time.

     The Company expects to require additional capital and at the present time has no definitive plans but is exploring various opportunities. There can be no assurance of the ability of the Company to raise such capital. The Company has no agreements or commitments with any person or entity to raise such capital. The Company has a negative working capital of approximately $350,000 at September 30, 1998 which raises substantial doubt about the Company's ability to continue as a going concern. The Company believes that upon obtaining proceeds from additional financing the substantial doubt about the Company's ability to continue as a going concern will be reduced.

     While no specific acquisitions are presently under consideration, the Company is actively seeking acquisitions and anticipates it may require additional capital in order to fund any acquisitions or substantial growth in its current business. To this end, the Company plans to pursue both debt and equity financing from both private institutions and the public markets to finance acquisitions as required. No assurance can be given that sufficient capital will be available when needed.

Forward Looking Statements

     Management's Discussion and Analysis of Financial Condition and Results of Operations contains information regarding management's planned growth, financing and prospective business acquisitions and opportunities. These statements are forward looking statements that involve risks and uncertainties. The following is a list of factors, among others, that could cause actual results to differ materially from the forward looking statements: business conditions and growth in the Company's market and industry and in the general economy; competitive factors including increased competition and price pressures; availability of raw materials and purchased products at competitive prices; and inadequate or unsatisfactory financing sources.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of Common Stock that will be owned by (i) each person (including any "group," as that term is defined in Section 13(d) (3) of the Securities Exchange Act of 1934, as amended) known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company and (iii) all directors and executive officers of the Company as a group. Each individual has an address c/o the Company, 522 Highway 9 North, Suite 144, Manalapan, New Jersey 07726.


  Name and address                 Number of         Percentage of Out-
 of Beneficial Owner             Shares Owned      standing Shares Owned
    Steven Wise                     366,000                14.2%
    Scott G. Halperin               852,083                33.0%
    David Bannon                    366,000                14.2%
    Bernard F. Lillis, Jr.          100,000                 3.9%
    Kagel Family Trust              370,000                14.3%

    All directors and executive
     officers as a group
     (3 persons)                  1,318,083                51.0%

DIRECTORS AND EXECUTIVE OFFICERS

 The following are directors and officers of the Company:

        Name                    Age      Title

   Scott G. Halperin            36      Director

   Steven Wise                  37      President and Director

   Bernard F. Lillis, Jr.       55      Chief Financial Officer and Director


SCOTT G. HALPERIN has been a director of the Company since April 17, 1997. Since August 1994 Mr. Halperin has been Chief Executive Officer of Saratoga Brands Inc. a company traded on the NASDAQ Small Cap Market System, and engaged in a non-competitive business. On July 1, 1997 he was elected Chairman of the Board of directors of Saratoga. Since July 1993 to the present, Mr. Halperin has been President and Chief Executive Officer of Agama, Inc., a private company that pursues mergers and acquisitions.

STEVEN WISE has been President and a director of the Company since April 17, 1997. He entered the electronics industry in 1984 working for various retail establishments. In 1988, he joined Sixth Avenue Electronics as Vice President of the mail order division. Mr. Wise developed the mail order division and drove sales from $150,000 in 1988 to $7.8 million in 1994. In 1994 he became a principal in a newly formed electronics retail and mail order outlet, and in 1997 he entered into an agreement with Alliance Technologies, Inc.

BERNARD F. LILLIS, JR. has been Chief Financial Officer and a director of the Company since April 17, 1997. Additionally, he serves as Chief Financial Officer, Chief Operating Office, and a director of Saratoga Brands Inc. Prior to joining Saratoga he served for fourteen years as Chief Financial Officer of one of the largest suppliers of construction aggregate in the New York Metropolitan Area. Prior thereto he was Vice President Finance & Administration of a Princeton (NJ) management consulting firm for seven years. Mr. Lillis also served as Deputy City Manager-Finance of Rochester, New York, and began his career with Deloitte & Touche (previously Haskins & Sells), Certified Public Accountants. He is a Certified Public Accountant, a recipient of the New York State Society of CPA's Award for Outstanding Scholastic Achievement in Accounting, and a member of the New York, New Jersey and Pennsylvania Societies of CPA's, and the Institute of Management Accountants.

EXECUTIVE COMPENSATION

The following table sets forth the compensation that the Company paid during its last three fiscal years to its chief executive officer and four most highly compensated executive officers.

                                              Other Annual
Name and Title            Year     Salary     Compensation

Steven Wise, President    1997     $91,077         -
                          1996        -            -
                          1995        -            -



Stock Option Plan

     On September 1, 1998, the Company established an incentive and non-qualified stock option plan (the "Stock Option Plan"). The Stock Option Plan is administered by the Board of Directors. A total of 300,000 shares of Common Stock are reserved for issuance under the Stock Option Plan.

     The purpose of the Stock Option Plan is to advance the Company's interests by enhancing its ability to attract and retain key employees. All grants will be made at the discretion of the Board to such individuals and in such amounts as the Board deems advantageous for compensation and incentive purposes. The Company's employees are all eligible for the grant of options.

     The Stock Option Plan provides for the grant of both incentive stock options as defined in Section 422 of the Internal Revenue Code and non-qualified options subject Section 83 of the Code. No options may be granted under the Stock Option Plan more than ten years after the date of its establishment. All options under the Stock Option Plan will be non-transferable except upon death.

The exercise price of a stock option granted under the Stock Option Plan may not be less than 100% (110% in the case of incentive stock options granted to officers, directors, and owners of more than 10% of the total combined voting power of all classes of stock of the Company and its subsidiaries) of the fair market value of the underlying stock at the time of grant.

     The term of each option will be set by the Board but cannot exceed ten years from the date of grant (five years from grant, in the case of an incentive stock option granted to officers, directors, and owners of more than 10% of the total combined voting power of all classes of stock of the Company and its subsidiaries). Each option will become exercisable in cumulative installments: on the first anniversary of the date of grant as to 25% of the shares covered by the option, and on each of the second, third and fourth anniversaries of the grant date an additional 25% of such shares. The exercise price of an option may be paid either in cash, certified check, bank draft or money order or, if the Board so permits, by delivery of previously owned Common Stock or a promissory note or a combination of the foregoing.

     If a participant's employment with the Company terminates by reason of death, each option held by the participant immediately prior to death will be exercisable, to the extent it was then exercisable, for 12 months after death or until the end of the option period if earlier. The options which were not exercisable at the time of death will immediately terminate upon death. If a participant's employment terminates for any other reason, all of the participant's options that are not then exercisable will immediately terminate. The participant's options that were then exercisable will continue to be exercisable for 30 days, unless the participant is discharged for cause, as determined in the Board's sole discretion. In such a case, all previously vested options shall be forfeited immediately.

     In the Board's sole discretion, options granted under the Stock Option Plan will also terminate in the event of certain mergers, consolidations or sale of assets or public or private Common Stock offerings of the Company. However, in such instances, the Stock Option Plan also provides that at least 20 days in advance of such an event all outstanding vested and non-vested options shall become exercisable for a limited period of time. Options not exercised during that time period shall be forfeited.

     The Board retains the right to amend the Stock Option Plan or any outstanding option. An amendment adversely affecting the rights of an employee under a previously granted option requires the employee's consent, and certain Stock Option Plan amendments, including any increase in the number of shares available under the Stock Option Plan, a change in the group of eligible employees, a reduction in the minimum option price for incentive stock options, an extension of the term of the Stock Option Plan, or amendments affecting the status of already granted incentive stock options, require shareholder approval.

     The number of shares reserved for issuance under the Stock Option Plan, as well as the number of shares subject to outstanding options, option price, and other option provisions, including where relevant the kind of shares subject to options, is subject to adjustment in the event of a stock dividend, stock split or similar capital change or to take into consideration material changes in accounting practice or principles or certain corporate transactions. The Board may, at any time, discontinue granting options under the Stock Option Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


On April 17, 1997 Steven Wise was elected to the board of directors of the Company. Mr. Wise was one of the principal shareholders of American Buyers Club international, Inc., which was acquired by the Company effective January 1, 1997.


DESCRIPTION OF SECURITIES


Common Stock

     The Company is authorized to issue 10,000,000 shares of Common Stock, par value $.001 per share. As of the date of filing, approximately 2,585,176 shares of Common Stock are outstanding, held of record by approximately 40 persons. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of the funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock to be issued in this offering, when issued against payment therefor, will be, validly authorized and issued, fully paid and nonassessable.

     The common stock of Alliance Technolgies, Inc. is currently traded on the Electronic Bulletin Board under the symbol ALTL.

Dividends

     The Company has never paid any dividends. Future dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a Business Combination. The payment of dividends is within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in the Company's business operations and accordingly, the Board does not anticipate declaring any dividends in the foreseeable future. However, there are no current restrictions on the payment of dividends either by contract or regulation.

Transfer Agent

     The transfer agent for the Common Stock is Signature Stock Transfer, Dallas, Texas.

                                     PART II

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     At the time of filing for the registration of the shares to be registered herein, only a limited market existed for common shares of the Company. Upon the effective date of this registration statement, the Company will have outstanding approximately 2,585,176 shares of common stock with a par value of $.001 per share. There are approximately 40 shareholders of record for the common shares to be registered by this Registration Statement. There are no outstanding options or warrants to purchase or convert to common stock.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.


CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE.

     The Company has had no disagreements with its accountants regarding accounting or financial disclosure matters.

RECENT SALE OF UNREGISTERED SECURITIES.

     In 1998, the Company sold 60,000 shares of its common stock in private transactions. The transactions were exempt from registration under the Securities Act of 1933, as amended (the "Act") in accordance with Rule 504 of Regulation D under the Act.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is incorporated in Nevada. Under Section 78.75 of the Nevada Revised Statutes, a Nevada corporation may, under specified circumstances, indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by any person, except an action by or in the right of the Corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceedings.

     Section 78.75 of the Nevada Revised Statutes provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct of a knowing violation of law.

                                    PART F/S



                                                                   Pages

Consolidated Financial Statements of Alliance Technologies,
Inc. and Subsidiary

   Unaudited financial statements for the three and nine
     months ended September 30,1998                                18-24

   Audited financial statements for the years ended
     December 31, 1997                                             25-33

   Audited financial statements for the years ended
     December 31, 1996                                             34-41

   Unaudited proforma financial statements for the year
     ended December 31, 1996                                       42-48

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY


                   CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS


                               SEPTEMBER 30, 1998

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED UNAUDITED BALANCE SHEET
                               SEPTEMBER 30, 1998

                                     ASSETS
Current Assets:
       Cash                                                        $ 29,642
       Charge card receivables, net                                  19,093
       Inventories (Note 2)                                         131,299
       Other current assets                                             340
                                                                    -------
Total Current Assets                                                180,374
                                                                    -------
Property and Equipment - Net (Note 3)                                17,961
                                                                    -------

TOTAL ASSETS                                                      $ 198,335
                                                                    =======

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

                                   LIABILITIES

Current Liabilities:
       Accounts payable                                           $ 196,796
       Customer deposits and other advances                         319,814
       Loans payable                                                 17,765
       Payroll and sales tax payable                                  5,520
       Accrued expenses                                               8,397
                                                                    -------
Total Current Liabilities                                         $ 548,292
                                                                    -------
Commitments and Contingencies (Note 4)

                            STOCKHOLDERS' DEFICIENCY

Common Stock
       Par value $.001 - 10,000,000 shares authorized,
          2,585,176 shares issued and outstanding                     2,585
Additional paid in capital                                           32,415
Deficit                                                            (384,957)
                                                                    -------
Total Stockholders' Deficency                                      (349,957)
                                                                    -------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                    $ 198,335
                                                                    =======

         The accompanying notes to the consolidated unaudited financial statements are an integral part hereof.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
                 CONSOLIDATED UNAUDITED STATEMENT OF OPERATIONS

                                     For the Three Months   For the Nine Months
                                      Ended September 30,   Ended September 30,
                                        1998      1997       1998      1997
                                     -----------------------------------------
Net Sales                             $795,143  $589,015 $1,847,142 $1,438,640


Cost of sales                          594,870   462,645  1,469,666  1,109,192
                                      ----------------------------------------


Gross profit                           200,273   126,370    377,476    329,448


Selling, General and Administrative    161,383   206,332    454,150    443,260
                                       ----------------------------------------


Earnings (Loss) before income taxes     38,890  (79,962)    (76,674)  (113,812)


Income taxes                              --       --          --         --
                                       ----------------------------------------


Net Earnings (Loss)                    $38,890 $(79,962)   $(76,674) $(113,812)
                                       ========================================


EARNINGS (LOSS) PER COMMON SHARE

Net Earnings (Loss)                      $0.02   $(0.03)     $(0.03)    $(0.05)

Weighted average number of
   shares used in computation        2,585,176 2,439,462  2,488,033  2,439,462



         The accompanying notes to the consolidated unaudited financial statements are an integral part hereof.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
     CONSOLIDATED UNAUDITED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                               Issued and
                                   Out-
                    Authorized  standing           Additional
                      Common     Common             Paid-in
                       Stock      Stock    Amount   Capital  Deficit     Total
                    ------------------------------------------------------------
Balance at
December 31, 1996   10,000,000  300,000  $   300  $  9,700 $ (9,575)  $     425

Excess of
liabilities assumed
over assets acquired
in acquisition                                              (201,123) $(201,123)

Issuance of common
stock                         2,139,462  $ 2,139    (2,139)

Net Loss                                                     (97,585)   (97,585)
                   -------------------------------------------------------------

Balance at
December 31, 1997   10,000,000 2,439,462   2,439     7,561  (308,283)  (298,283)

Common Stock Issued              145,714     146    24,854               25,000

Net Loss for nine
months ended
September 30, 1998                                           (76,674)   (76,674)
                    ------------------------------------------------------------

Balance at
September 30, 1998  10,000,000 2,585,176 $ 2,585  $ 32,415 $(384,957) $(349,957)
                    ============================================================

         The accompanying notes to the consolidated unaudited financial statements are an integral part hereof.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
                 CONSOLIDATED UNAUDITED STATEMENT OF CASH FLOWS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998

                                                            1998          1997
                                                         -----------------------
Cash Flows from operating activities:
         Net loss                                        $ (76,674)   $(113,812)

Adjustments to reconcile net loss to net cash:
         Depreciation and amortization                       2,977        4,404
         Decrease in charge card receivables                34,373      (42,607)
         (Increase) in inventories                         (36,217)     (42,555)
         Decrease in other current assets                    7,035        3,512
         Increase in accounts payable                       37,598       36,486
         Increase in customer deposits and advances         55,378      135,358
         (Decrease) in payroll and sales taxes payable      (4,377)      (7,464)
         (Decrease) in accrued expenses                     (2,203)       7,598
                                                          ---------    ---------

Net cash provided by (used in) operating activities         17,890      (19,080)
                                                          ---------    ---------

Cash flow from investing activities:
          Purchase of fixed assets                          (5,818)     (11,469)
                                                          ---------    ---------

Net cash provided by (used in) investing activities         (5,818)     (11,469)
                                                          ---------    ---------

Cash flow from financing activities:
         Sales of Common Stock                              25,000         --
         Proceeds from loan payable                           --         35,000
         Reduction in loans payable                        (32,337)        --
                                                          ---------    ---------

Net cash (used in) provided by financing activities         (7,337)      35,000
                                                          ---------    ---------

Increase (decrease) in cash                                  4,735        4,451

Cash at beginning of period                                 24,907        4,619
                                                          ---------    ---------

Cash at end of period                                    $  29,642    $   9,070
                                                          =========    =========

Supplemental disclosure of cash flow information:
          Interest Paid                                  $   5,242    $   1,749

Summary of non-cash investing activities:
          Common Stock issued for acquisitions (shares)        --        732,000

         The accompanying notes to the consolidated unaudited financial statements are an integral part hereof.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
              NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS


Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
     Alliance Technologies, Inc. (the "Company") was established in 1988 under the name Alliance Health Enterprises, Inc. In April 1997 the name was changed to Alliance Technologies, Inc. at which time the Company acquired American Buyers Club International, Inc. ("ABC") In April, 1997 ABC formed Alpha Sound and Vision, Inc. as a wholly owned subsidiary.

     The Company is located in Manalapan, New Jersey and sells high quality home
entertainment   equipment.   Substantially  all  business  is  obtained  through
advertising in trade magazines and via the Internet.

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions are eliminated in the consolidated statements.

         ESTIMATES
     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

 INVENTORIES
     Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

DEPRECIATION AND AMORTIZATION
     Depreciation and amortization are computed on the straight-line and accelerated methods over the estimated useful lives of the related assets, which range between three and five years.

FAIR VALUE OF FINANCIAL INSTRUMENTS
     The fair value of the Company's assets and liabilities which constitute financial instruments as defined in Statement of Financial Accounting Standards No. 107 approximate their recorded value.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS
   AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and the Long-lived Assets to be Disposed of" (SFAS 121), was issued. This statement, which was adopted in 1996, established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used for long-lived assets and certain identifiable intangibles to be disposed of. The Company believes that the adoption of SFAS 121 has not had a material impact on the financial statements.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
              NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
                                   (Continued)


INCOME TAXES

     The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using exact tax rates. Since the book Net Operating Loss ("NOL") equals the tax NOL, no carry-forward difference has arisen. The company's current NOL is approximately $ 99,700 and begins to expire in the year 2003.

ADVERTISING
     The Company expenses the production cost of advertising the first time the advertising takes place. Advertising expense for the nine months ended September 30, 1998 was $ 82,627.

Note 2: INVENTORIES
     The inventories consist entirely of finished goods suitable for retail sale as of September 30, 1998.

Note 3: PROPERTY AND EQUIPMENT
     Property and equipment consist of the following as of September 30, 1998:


            Furniture and fixtures                      $    6,198
            Hardware and software costs                     20,187
                                                         ----------
                                                            26,385
            Less-accumulated depreciation                 (  8,424)
                                                         ----------
            Property and equipment-Net                   $  17,961
                                                         ==========


Note 4: COMMITMENTS AND CONTINGENCIES

LEASING ACTIVITIES
     The company leases space for its retail operation on a month-to-month basis in a strip-mall in Manalapan, New Jersey. Rent expense for the retail operation totaled $ 14,400 in the nine months ended September 30, 1998.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY


                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 1997

                   (Ehrenkrantz Sterling & Co. LLC letterhead)
Certified Public Accountants and Consultants
6 Regent Street, Livingston, New Jersey 07039
(973)994-7777 Fax: (973)994-3444

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Alliance Technologies Inc. and subsidiary
Manalapan, New Jersey

We have audited the accompanying consolidated balance sheet of Alliance Technologies, Inc. and subsidiary as of December 31, 1997, and the related consolidated statements of operations, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Technologies Inc. and subsidiary as of December 31, 1997, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Certain conditions indicate that the Company may be unable to continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations and has a working capital deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plans with regard to this matter are discussed in Note 3.

/s/ Ehrenkrantz Sterling & Co., LLC
Certified Public Accountants
Livingston, New Jersey
June 22, 1998

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1997

                                     ASSETS
Current Assets:
          Cash                                                        $  24,907
          Charge card receivables, net of allowance for
             chargebacks of $100,000                                     53,466
          Inventory                                                      95,082
          Other current assets                                            7,500
                                                                      ---------
Total Current Assets                                                    180,955
                                                                      ---------

Property and Equipment,net                                               14,995
                                                                      ---------

                                                                      $ 195,950
                                                                      =========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

     LIABILITIES
Current Liabilities:
          Accounts payable                                            $ 159,198
          Customer deposits and other advances                          264,436
          Loans payable                                                  20,102
          Loan payable, Director                                         30,000
          Payroll and sales tax payable                                   9,897
          Accrued expenses                                               10,600
                                                                      ---------
Total Current Liabilities                                               494,233
                                                                      ---------

Commitments

           STOCKHOLDERS' DEFICIENCY
Common Stock
          Authorized 10,000,000 shares at $.001 par value
             2,439,462 shares issued and outstanding                      2,439
          Additional Paid in Capital                                      9,700
Deficit                                                                (310,422)
                                                                      ---------

                                                                       (298,283)
                                                                      ---------

                                                                      $ 195,950
                                                                      =========

               See notes to the consolidated financial statements.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997


SALES                                                               $ 2,148,308

COST OF SALES                                                         1,655,609
                                                                    -----------

GROSS PROFIT                                                            492,699
                                                                    -----------

EXPENSES:
              SELLING                                                   126,809
              GENERAL AND ADMINISTRAIVE                                 465,014
                                                                    -----------

                                                                        591,823
                                                                    -----------

LOSS BEFORE INCOME TAXES                                                (99,124)

INCOME TAXES                                                                600
                                                                    -----------

NET LOSS                                                            $   (99,724)
                                                                    ===========

LOSS PER SHARE OF COMMON STOCK                                      $     (0.04)
                                                                    ===========

WEIGHTED AVERAGE NUMBER SHARES OUTSTANDING                            2,439,462


               See notes to the consolidated financial statements.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
                          YEAR ENDED DECEMBER 31, 1997




                                       Common Stock         Additional
                                 ------------------------    Paid-in
                                    Shares       Amount      Capital    Deficit
                                 -----------------------------------------------

BALANCE-DECEMBER 31, 1996           300,000   $     300   $   9,700   $(210,698)

ISSUANCE OF COMMON STOCK          2,139,462       2,139        --          --

NET LOSS                               --          --          --       (99,724)
                                  ----------------------------------------------

BALANCE-DECEMBER 31, 1997         2,439,462   $   2,439   $   9,700   $(310,422)
                                  ==============================================




               See notes to the consolidated financial statements.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1997

Cash Flows from operating activities:

Net Loss                                                              $ (99,724)

Adjustments to reconcile net loss to net cash:
        Depreciation and amortization                                     5,872
        (Increase) decrease in operating assets:
            charge card receivables                                     (53,466)
            inventory                                                   (95,082)
            other current assets                                         (7,375)
        Increase (decrease) in operating liabilities:
           accounts payable                                             (41,925)
           customer deposits and other advances                         264,436
           sales taxes payable                                            9,897
           accrued expenses                                              10,600
                                                                      ---------

Net cash used in operating activities                                    (6,767)
                                                                      ---------

Cash flow from investing activities:
        Purchase of fixed assets                                        (20,567)
                                                                      ---------

Net cash used in investing activities                                   (20,567)
                                                                      ---------

Cash flow from financing activities:
        Issuance of capital stock                                         2,139
        Proceeds from loans payable                                      50,102
                                                                      ---------

Net cash provided by financing activities                                52,241
                                                                      ---------

Net increase in cash                                                     24,907

Cash at beginning of year                                                   -0-
                                                                      ---------

Cash at end of year                                                   $  24,907
                                                                      =========

Supplemental disclosure of cash flow information:

Cash paid for:
        Interest                                                      $   6,144

        Income taxes                                                  $     600

               See notes to the consolidated financial statements

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
     Alliance Technologies, Inc. was established in 1988 under the name Alliance Health Enterprises, Inc. In April 1997 the name was changed to Alliance Technologies, Inc. ("The Company") at which time the Company acquired American Buyers Club International, Inc. ("ABC"). In April 1997 ABC formed Alpha Sound and Vision, Inc. as a wholly owned subsidiary.

     The Company is located in a retail store in Manalapan, New Jersey and sells high quality home entertainment equipment. A substantial amount of business is sold through mail order and on the Internet.

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant Intercompany transactions are eliminated in the consolidated statements.

ESTIMATES
     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORY
     Inventory is stated at the lower of cost, determined by the first-in, first-out method, or market.

DEPRECIATION AND AMORTIZATION
     Depreciation and amortization are computed on the straight-line and accelerated methods over the estimated useful lives of the related assets, which range between three and five years.

FAIR VALUE OF FINANCIAL INSTRUMENTS
     The fair value of the Company's assets and liabilities which constitute financial instruments as defined in Statement of Financial Accounting Standards No. 107, approximate their recorded value.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS
   AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF
     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." The provisions of SFAS No. 121 require the Company to review its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on expected future cash flows, then the loss is recognized in the statement of operations. There were no impairment losses recorded in these financial statements.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ADVERTISING
     The Company expenses the cost of advertising as incurred. Advertising expense for 1997 totaled $61,708.

Note 2: BUSINESS COMBINATION
     In April 1997, the Company acquired American Buyers Club International, Inc. in a business combination accounted for as a pooling of interests. American Buyers Club International, Inc., which engages in sales of high quality home entertainment equipment, became a wholly owned subsidiary of the Company through the exchange of 732,000 shares of the Company's common stock for all of the outstanding stock of American Buyers Club International, Inc

Note 3: GOING CONCERN
     The financial statements have been prepared assuming the Company will continue as a going concern. The Company had a net loss of approximately $100,000, a working capital deficiency and a deficiency in assets of approximately $ 298,000 at December 31, 1997 which raises substantial doubt about the Company's ability to continue as a going concern. The Company intends to raise additional capital through short term or long term borrowings, a private placement or a public offering. The Company believes that upon obtaining proceeds from additional financing the substantial doubt about the Company's ability to continue as a going concern will be eliminated.

Note 4: INVENTORY
     The inventory consists of merchandise held for retail sale as of December 31, 1997.

Note 5: PROPERTY AND EQUIPMENT, at cost
     Property and equipment consist of the following as of December 31, 1997:

        Furniture and fixtures                   $    6,198
        Store fixtures and computer equipment        14,369
                                                  ----------
                                                     20,567
        Less-accumulated depreciation               ( 5,572)
                                                 -----------
                                                  $  14,995
                                                 ===========

Note 6: RELATED PARTY TRANSACTION
     In 1997 the Company received a non-interest-bearing loan of $30,000, due on demand, from the Chairman of the Board of Directors. See notes 8 and 9 for other related party transactions.

Note 7: FEDERAL AND STATE INCOME TAXES
     The Company has available net operating loss carryforwards of approximately $108,000 for Federal and State income taxes expiring between 2003 and 2112 to offset future taxable income.

     A deferred tax asset results from the benefit ofutilizing net operating loss carryforwards in future years. A valuation allowance has been provided for the entire benefit which is not anticipated to be used before the expiration dates of the loss carryforwards.

     Income tax expense is comprised of current state income taxes.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 8: COMMITMENTS

LEASING ACTIVITY
     The company leases space for its retail operation in a strip-mall in Manalapan, New Jersey on a month-to-month basis requiring monthly payments of $1,600. Rent expense totaled $ 17,333 in 1997.


EMPLOYMENT CONTRACT
     An employment contract between the Company's wholly owned subsidiary and an executive officer and Director of the Company provides for an annual salary of $100,000 and is automatically renewed for one year intervals expiring December 1999.

Note 9: CAPITAL TRANSACTIONS

     The following occurred in 1997:

1. The Company issued 732,000 shares of common stock for the acquisition of ABC, of which 366,000 shares were issued to an executive officer and Director of the Company.

2. Two Directors, one of whom is an executive officer of the Company, were issued 886,079 shares at par value for services rendered.

3. The Company issued 521,383 shares at par value to unrelated parties for services rendered.

Note 10: CONCENTRATION OF CREDIT RISK
     The Company maintains cash balances in financial institutions located in New Jersey. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

                        ALLIANCE HEALTH ENTERPRISES, INC.

                                 * * * * * * * *

                              FINANCIAL STATEMENTS

                                 * * * * * * * *

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                       WITH ACCOMPANYING AUDITORS' REPORT

                                 * * * * * * * *















                                 H O F F S K I  &  P I S A N O
                                 Certified Public Accountants and Consultants

                          (Hoffski & Pisano letterhead)
                  Certified Public Accountants and Consultants
                           A Professional Corporation



                          Independent Auditors' Report


Board of Directors
Alliance Health Enterprises, Inc.
Orange, California

     We have audited the accompanying balance sheet of Alliance Health Enterprises, Inc. (a Nevada Corporation and Development Stage Company) as of December 31, 1996 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Health Enterprises, Inc. at December 31 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company is a Development Stage Company and as such is devoting substantial efforts toward establishing new business. The Company has incurred accumulated losses since inception of $9,575. Such losses raise substantial doubt about the Company's ability to continue as a going concern. As indicated in Note A, the Company has plans in process to acquire a new business and obtain equity capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Hoffski & Pisano

Irvine, California
June 30 1997




                2201 Dupont Drive o Suite 400 o Irvine, CA 92612
                       (714) 752-0300 o Fax (714) 752-0310

                        Alliance Health Enterprises, Inc.
                                  Balance Sheet
                             As of December 31, 1996

                                     ASSETS
Other Assets
         Organization Costs (Note A)                                   $ 3,000
         Less:  Accumulated Amortization                                (2,575)
                                                                       -------
            Total Other Assets                                             425
                                                                       -------

Total Assets                                                           $   425
                                                                       =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities                                                            $  --

Stockholders' Equity
         Common Stock, $.001 par value, 10,000,000 authorized,
         300,000 shares issued, and outstanding                        $   300

         Additional Paid-in Capital                                      9,700

         Accumulated Deficit                                            (9,575)
                                                                       -------

            Total Stockholders' Equity                                 $   425
                                                                       -------

            Commitments                                                   --

Total Liabilities and Stockholders' Equity                             $   425
                                                                       =======



            See accompanying notes and independent auditors' report.

                        Alliance Health Enterprises, Inc.
                             Statement of Operations
                      For the Years Ended December 31, 1996


                                                                           1996
                                                                  --------------

Revenues                                                              $    --

Expenses
         Amortization                                                 $     300
                                                                      ---------

Net Loss                                                              $    (300)
                                                                      =========


Net Loss Per Common Share                                             $  (0.001)
                                                                      =========

Weighted Average Shares Outstanding                                     300,000
                                                                      =========



            See accompanying notes and independent auditors' report.

                           Alliance Health Enterprises
                       Statements of Stockholders' Equity
           For The Years Ended December 31, 1995 and December 31, 1996

                      Common Stock Issued
                   -------------------------                           Total
                                              Paid-in      Net     Stockholders'
                      Shares      Amount      Capital    Losses       Equity
                   ------------------------------------------------------------

Balances, at
December 31, 1995    100,000    $  1,000    $  9,000   $ (9,275)   $    725

  Net Loss                                                 (300)       (300)

Balances, at
December 31, 1996    300,000    $    300    $  9,700   $ (9,575)   $    425
                    ===========================================================

            See accompanying notes and independent auditors' report.

                        Alliance Health Enterprises, Inc.
                             Statement of Cash Flows
                      For the Years Ended December 31, 1996

                                                                          1996
                                                                        --------
Cash Flows From Operating Activities:
      Net Loss                                                            $(300)
      Non Cash Items Included In Net Income:
           Amortization                                                     300
                                                                          -----

              Net Cash Provided By Operating Activities                    --

              Net Change In Cash                                           --

Cash at Beginning of Year                                                  --
                                                                          -----

Cash at End of Year                                                       $--
                                                                          =====


Supplemental Cash Flow Information:
      Interest Paid                                                       $--
                                                                          =====

      Income Taxes Paid                                                   $--
                                                                          =====



            See accompanying notes and independent auditors' report.

                        Alliance Health Enterprises, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996


NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Nature of Business

Alliance Health Enterprises, Inc. (the Company) is a corporate shell developed to generate capital resources which are to be used to acquire or participate in a business or business opportunity.

(2) Development Stage Company

The Company is a Development Stage Company as defined under Statement of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to acquiring a new business.

The Company's continued existence as a going concern is ultimately dependent upon the success of future operations and its ability to secure additional funding for capital, marketing, and other expenditures. Upon the acquisition of a new business, the Company is planning a public offering to secure additional capital. These can be no assurance that the Company will be able to obtain additional funding through either a private placement or public offering.

(3) Organization Costs

Organization costs incurred at the inception of the corporation in the amount of $3,000 are amortized in amounts sufficient to relate the cost of the amortizable asset to operations over its estimated service life, principally on a straight-line basis. These costs are amortized over a ten year period.

(4) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                        Alliance Health Enterprises, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996


(5) Income Taxes

The Company has adopted Statements of Financial Accounting Standards No.
109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates.

However, since the book Net Operating Loss (NOL) equals the tax NOL, no carry-forward differences have arisen. The company's current NOL is $9,575 and begins to expire in the year 2003.

                    ALLIANCE TECHNOLOGIES, INC. & SUBSIDIARY


              CONSOLIDATED UNAUDITED PROFORMA FINANCIAL STATEMENTS


                                DECEMBER 31, 1996

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
                  CONSOLIDATED UNAUDITED PROFORMA BALANCE SHEET
                                DECEMBER 31, 1996

                                     ASSETS
Current Assets:
          Cash                                                        $   4,619
          Charge card receivables                                         9,379
          Inventory                                                      18,659
          Other current assets                                              425
                                                                      ---------

Total Current Assets                                                     33,082
                                                                      ---------

Property and Equipment,net                                                4,243
                                                                      ---------

                                                                      $  37,325
                                                                      =========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

     LIABILITIES
Current Liabilities:
          Accounts payable and accrued expenses                       $ 114,479
          Customer deposits and other advances                           70,117
                                                                      ---------

Total Current Liabilities                                               184,596
                                                                      ---------


Commitments

           STOCKHOLDERS' DEFICIENCY
Common Stock
          Authorized 10,000,000 shares at $.001 par value
             2,439,462 shares issued and outstanding                      2,439
          Additional Paid in Capital                                      7,561
Deficit                                                                (157,271)
                                                                      ---------

                                                                       (147,271)
                                                                      ---------

                                                                      $  37,325
                                                                      =========



     See notes to the consolidated unaudited proforma financial statements.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
             CONSOLIDATED UNAUDITED PROFORMA STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996

SALES                                                               $ 1,219,272

COST OF SALES                                                           943,412
                                                                    -----------

GROSS PROFIT                                                            275,860
                                                                    -----------

EXPENSES:
              SELLING                                                    90,011
              GENERAL AND ADMINISTRATIVE                                333,845
                                                                    -----------

                                                                        423,856
                                                                    -----------

LOSS BEFORE INCOME TAXES                                               (147,996)

INCOME TAXES                                                               --
                                                                    -----------

NET LOSS                                                            $  (147,996)
                                                                    ===========

     See notes to the consolidated unaudited proforma financial statements.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
      CONSOLIDATED UNAUDITED PROFORMA STATEMENT OF STOCKHOLDERS' DEFICIENCY
                          YEAR ENDED DECEMBER 31, 1996



                  Authorized    Common Stock     Additional
                    Common   ------------------   Paid-in
                    Shares      Shares   Amount   Capital    Deficit      Total
                  --------------------------------------------------------------
BALANCE,
DECEMBER 31, 1995 10,000,000  2,439,462  $2,439  $ 7,561   $  (9,275) $     725

NET LOSS                                                    (147,996)  (147,996)
                  --------------------------------------------------------------
DECEMBER 31, 1996 10,000,000  2,439,462  $2,439  $ 7,561   $(157,271) $(147,271)
                  ==============================================================


     See notes to the consolidated unaudited proforma financial statements.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
             CONSOLIDATED UNAUDITED PROFORMA STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1996

Cash Flows from operating activities:

Net Loss                                                              $(147,996)

Adjustments to reconcile net loss to net cash:
        Depreciation and amortization                                     5,572
        (Increase) decrease in operating assets:
            charge card receivables                                      (9,379)
            inventory                                                   (18,659)
            other current assets
        Increase (decrease) in operating liabilities:
           accounts payable and accrued expenses                        114,479
           customer deposits and other advances                          70,117
                                                                      ---------

Net cash used in operating activities                                    14,134
                                                                      ---------

Cash flow from investing activities:
        Purchase of fixed assets                                         (9,515)
                                                                      ---------

Net cash used in investing activities                                    (9,515)
                                                                      ---------

Net increase in cash                                                      4,619

Cash at beginning of year                                                  --
                                                                      ---------

Cash at end of year                                                   $   4,619
                                                                      =========

Supplemental disclosure of cash flow information:

Cash paid for:
        Interest                                                      $    --

        Income taxes                                                  $    --


     See notes to the consolidated unaudited proforma financial statements.

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
          NOTES TO CONSOLIDATED UNAUDITED PROFORMA FINANCIAL STATEMENTS



Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
     Alliance Technologies, Inc. was established in 1988 under the name Alliance Health Enterprises, Inc. In April 1997 the name was changed to Alliance Technologies, Inc. ("The Company") at which time the Company acquired American Buyers Club International, Inc. ("ABC"). In April 1997 ABC formed Alpha Sound and Vision, Inc. as a wholly owned subsidiary.

     The Company is located in a retail store in Manalapan, New Jersey and sells high quality home entertainment equipment. A substantial amount of business is sold through mail order and on the Internet.

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and it's wholly owned subsidiary. All significant Intercompany transactions are eliminated in the consolidated statements.

ESTIMATES
     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORY
     Inventory is stated at the lower of cost, determined by the first-in, first-out method, or market.

DEPRECIATION AND AMORTIZATION
     Depreciation and amortization are computed on the straight-line and accelerated methods over the estimated useful lives of the related assets, which range between three and five years.

FAIR VALUE OF FINANCIAL INSTRUMENTS
     The fair value of the Company's assets and liabilities which constitute financial instruments as defined in Statement of Financial Accounting Standards No. 107, approximate their recorded value.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS
   AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF
     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." The provisions of SFAS No. 121 require the Company to review its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on expected future cash flows, then the loss is recognized in the statement of operations. There were no impairment losses recorded in these financial statements.

ADVERTISING
     The Company expenses the cost of advertising as incurred. Advertising expense for 1996 totaled $ 34,523 .

                   ALLIANCE TECHNOLOGIES, INC. AND SUBSIDIARY
          NOTES TO CONSOLIDATED UNAUDITED PROFORMA FINANCIAL STATEMENTS


Note 2: BUSINESS COMBINATION
     In April 1997, the Company acquired American Buyers Club International, Inc. in a business combination accounted for as a pooling of interests. American Buyers Club International, Inc., which engages in sales of high quality home entertainment equipment, became a wholly owned subsidiary of the Company through the exchange of 732,000 shares of the Company's common stock for all of the outstanding stock of American Buyers Club International, Inc

Note 3: INVENTORY
     The inventory consists of merchandise held for retail sale as of December 31, 1996.

Note 4: PROPERTY AND EQUIPMENT, at cost
     Property and equipment consist of the following as of December 31, 1997:

         Furniture and fixtures                        $    6,198
         Store fixtures and computer equipment              3,617
                                                      -----------
                                                            9,815
         Less-accumulated depreciation                    ( 5,572)
                                                      -----------
                                                       $    4,243
                                                      ===========


Note 5: COMMITMENTS


LEASING ACTIVITY
     The company leases space for its retail operation in a strip-mall in Manalapan, New Jersey on a month-to-month basis requiring monthly payments of $1,600. Rent expense totaled $ 19,200 in 1996.

EMPLOYMENT CONTRACT
     An employment contract between the Company's wholly owned subsidiary and an executive officer and Director of the Company provides for an annual salary of $100,000 and is automatically renewed for one year intervals expiring December 1999.

Note 6: CONCENTRATION OF CREDIT RISK
     The Company maintains cash balances in financial institutions located in New Jersey. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

                                    PART III


         ITEM 1.  INDEX TO EXHIBITS

         3.1     Certificate of Incorporation, as amended

         3.2     By-laws, as amended

         10.1    1998 Incentive and Non-Qualified Stock Option Plan

         10.2    Acquisition Agreement for American Buyers Club Int'l, Inc.

         10.3    Employment Agreement for Steve Wise

         10.4    Employment Agreement for David Bannon

         21      Subsidiaries of the Registrant

         23.1    Consent of Independent Auditor

         23.2    Consent of Independent Auditor

                                   SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant authorized this Registration Statement to be signed on its behalf by the undersigned, in the Township of Manalapan, State of New Jersey, on the 5th day of November, 1998.

                            ALLIANCE TECHNOLOGIES, INC.


                            BY:/s/ STEVEN WISE
                            ----------------------
                            STEVEN WISE, President


                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steven Wise his true and lawful attorney-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes, each acting along, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                        Title                         Date


/s/ Steven Wise                President                 November 5, 1998
--------------------------     (Principal
STEVEN WISE                    Executive
                               Officer)
                               Director

/s/ Bernard F. Lillis, Jr.     Chief                     November 5, 1998
--------------------------     Financial
BERNARD F. LILLIS, JR.         Officer
                               (Principal
                               Financial
                               and Accounting
                               Officer)
                               Director

/s/ Scott G. Halperin          Director                  November 5, 1998
--------------------------
SCOTT G. HALPERIN